Filed by North Fork Bancorporation, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                          Subject Company:  Dime Bancorp, Inc.
                                                 Commission File No. 001-13094



FOR IMMEDIATE RELEASE                 INVESTOR:         DANIEL M. HEALY
                                                        EXECUTIVE VICE PRESIDENT
                                                        CHIEF FINANCIAL OFFICER
                                                        516-844-1258

                                      PRESS:            KEKST AND COMPANY
                                                        ROBERT D. SIEGFRIED
                                                        212-521-4832

                       NORTH FORK DISPUTES DIME ASSERTIONS

         MELVILLE, N.Y. - MARCH 16, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) Chairman, President and Chief Executive Officer John Adam Kanas, commented that "We, along with all Dime shareholders, anxiously await the vote scheduled for next Friday. We are hopeful that the Dime- Hudson United merger will be defeated at that time."

         Kanas went on to say that "Should the Dime-Hudson merger be turned down, the major condition of North Fork's offer will have been removed. Then the shareholders will have sent an unequivocal message to Dime executives and their board that our proposal is not at all hostile to Dime shareholder interests."

         He also said that "Dime's comment yesterday that in 1998 North Fork and Dime had 'mutually decided that a combination did not make sense,' is patently untrue."

         In addition, in response to recent media inquiries, North Fork reiterated its determination to acquire Dime and said that while it intends to remain flexible with respect to that effort, North Fork is not considering raising its bid at this time or bidding for the combined Dime-Hudson United.

         Yesterday, North Fork filed its application with the Federal Reserve seeking approval to acquire control of Dime.


Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling D.F. King & Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed by North Fork with the Securities and Exchange Commission on March 7, 2000.